As filed with the Securities and Exchange Commission on May 6, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SIX FLAGS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.50% CONVERTIBLE NOTES DUE 2015
(Title of Class of Securities)

83001P AJ8
(CUSIP Number of Class of Securities)

James Coughlin
General Counsel
Six Flags, Inc.
1540 Broadway, 15th Floor
New York, NY 10036
(212) 652-9403
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copies to:

William F. Schwitter, Esq.
Scott R. Saks, Esq.
Paul, Hastings, Janofsky & Walker, LLP
75 East 55th Street
New York, New York 10022
(212) 318-6000

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**
$3,943,324	$220.04

*                 Estimated solely for purpose of calculating the Filing Fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934.  Calculated by multiplying (i) $14.0833, the average of the bid and asked price per $1,000 principal amount of the 4.50% Senior Convertible Notes due 2015 in secondary transactions on May 1, 2009, and (ii) the quotient of (x) $280,000,000, the aggregate principal amount at maturity of convertible notes which are sought for exchange, and (y) $1,000.

**          The amount of the Filing Fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by .0000558.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:                 ☐

INTRODUCTION

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Six Flags, Inc., a Delaware corporation (“Six Flags” or the “Company”), pursuant to Section 13(e)-4 of the Securities Exchange Act of 1934, as amended, in connection with an offer (the “Convertible Note Exchange Offer”) by Six Flags to exchange, for each $1,000 claim, consisting of principal amount, and accrued and unpaid interest through, and including, June 25, 2009, of the Company’s 4.50% Convertible Notes due 2015 (the “SFI Convertible Notes”), 18.5857 shares of the Company’s common stock (the “Common Stock”).  Six Flags is seeking to exchange any and all outstanding SFI Convertible Notes in the Convertible Note Exchange Offer.  Concurrently with the Convertible Note Exchange Offer, Six Flags is also soliciting consents from holders of the SFI Convertible Notes (the “Consent Solicitation”) for certain amendments to the indenture pursuant to which the SFI Convertible Notes were issued (as the same may have been amended and supplemented from time to time).

The Convertible Note Exchange Offer shall commence on May 6, 2009 and shall expire at 11:59 p.m., New York City time, on June 25, 2009 (the “Expiration Date”), unless extended or earlier terminated by the Company.

The Convertible Note Exchange Offer is made upon the terms and subject to the conditions described in the offering memorandum and consent solicitation statement (the “Offering Memorandum”) dated May 6, 2009, and the accompanying Letter of Transmittal.  The Offering Memorandum and the accompanying Letter of Transmittal are filed as exhibits (a)(1)(i) and (a)(1)(ii), respectively, hereto.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Information set forth in the Offering Memorandum is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.          Summary Term Sheet.

The information set forth in the Offering Memorandum in the sections entitled “Summary” and “Questions and Answers about the Convertible Note Exchange Offer and the Consent Solicitation” is incorporated herein by reference.

Item 2.          Subject Company Information.

(a)           The name of the subject company is Six Flags, Inc.  The address of the Company’s principal executive offices is 1540 Broadway, 15th Floor, New York, New York 10036.  The Company’s telephone number is (212) 652-9403.

(b)           The subject class of securities is the Company’s 4.50% Convertible Notes due 2015.  As of May 6, 2009, $280.0 million aggregate principal amount of SFI Convertible Notes was outstanding.

(c)           The SFI Convertible Notes are not listed on any national securities exchange.  To the knowledge of the Company, there is no established trading market for the SFI Convertible Notes except for limited or sporadic quotations.

Item 3.          Identity and Background of Filing Person.

(a)           The principal executive offices of the filing person, Six Flags, Inc., are located at 1540 Broadway, 15th Floor, New York, New York 10036, and the telephone number at that address is (212) 652-9403.

As required by General Instruction C to Schedule TO, the following persons are the directors and executive officers of Six Flags.  No single person or group controls Six Flags.

Name	Position

Mark Shapiro	President, Chief Executive Officer and Director
Jeffrey R. Speed	Executive Vice President and Chief Financial Officer
Michael Antinoro	Executive Vice President, Entertainment and Marketing
Kyle Bradshaw	Senior Vice President, Finance and Chief Accounting Officer
James M. Coughlin	General Counsel
Walter S. Hawrylak	Senior Vice President of Administration
Louis S. Koskovolis	Executive Vice President, Corporate Alliances
Mark Quenzel	Executive Vice President, Park Strategy & Management
Andrew M. Schleimer	Executive Vice President, Strategic Development & In-Park Services
Charles Elliott Andrews	Director
Mark Jennings	Director
Robert J. McGuire	Director
Perry Rogers	Director
Dwight C. Schar	Director
Daniel M. Snyder	Chairman of the Board and Director
Harvey Weinstein	Director

The address and telephone number of each director and executive officer is: c/o Six Flags, Inc., 1540 Broadway, 15th Floor, New York, New York 10036, and such person’s telephone number is (212) 652-9403.

Item 4.          Terms of the Transaction.

(a)           The information set forth in the Offering Memorandum in the sections entitled “Summary,” “Questions and Answers about the Convertible Note Exchange Offer and the Consent Solicitation,” “The Convertible Note Exchange Offer and the Consent Solicitation,” “Description of Capital Stock,” “Accounting Treatment of Restructuring Plan” and “Certain United States Federal Income Tax Considerations” is incorporated by reference herein.

(b)           To Six Flags’ knowledge, no SFI Convertible Notes are owned by any officer, director or affiliate of Six Flags.

Item 5.          Past Contracts, Transactions, Negotiations and Agreements.

(e)           The information set forth in the Offering Memorandum in the sections entitled “Summary” and “The Convertible Note Exchange Offer and the Consent Solicitation” is incorporated by reference herein.

Item 6.          Purposes of the Transaction and Plans or Proposals.

(a)           The information set forth in the Offering Memorandum in the sections entitled  “Summary—Background to the Convertible Note Exchange Offer and the Consent  Solicitation,” “Summary—The Restructuring Plan,” “Summary—Organizational Chart,” “Summary—The Convertible Note Exchange Offer and the Consent Solicitation” and “Questions and Answers about the Convertible Note Exchange Offer and the Consent Solicitation —Why is Six Flags making the Convertible Note Exchange Offer?” is incorporated by reference herein.

(b)           The SFI Convertible Notes acquired pursuant to the Convertible Note Exchange Offer will be retired and cancelled by the Company.

(c)           The information set forth in the Offering Memorandum in the sections entitled “Summary—The Restructuring Plan” and “Capitalization” is incorporated by reference herein.

Item 7.          Source and Amount of Funds or Other Consideration.

(a)           The information set forth in the Offering Memorandum in the sections “Summary—Information Agent and Exchange Agent,” “Use of Proceeds” and “Capitalization” is incorporated by reference herein.

(b)           Not applicable.

(d)           Not applicable.

Item 8.          Interest in Securities of the Subject Company.

(a)           The information set forth in the Offering Memorandum in the section entitled “Interests of Directors and Executive Officers” is incorporated by reference herein.

(b)           The information set forth in the Offering Memorandum in the section entitled “Interests of Directors and Executive Officers” is incorporated by reference herein.

Item 9.          Persons/Assets Retained, Employed, Compensated or Used.

(a)           The information set forth in the Offering Memorandum in the sections entitled “Summary—Financial Advisor” and “Summary—Information Agent and Exchange Agent” is incorporated herein by reference.

Item 10.        Financial Statements.

(a)           The information set forth in the Offering Memorandum in the sections entitled “Where You Can Find More Information and Incorporation by Reference” and “Summary Consolidated Historical Financial Data” is incorporated herein by reference. The information, including the financial statements, set forth under Item 8, Financial Statements and Supplementary Data in Six Flags’ Annual Report on Form 10-K for the fiscal year ended December 31, 2008 is incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)           The information set forth in the Offering Memorandum in the sections entitled “Unaudited Pro Forma Summary Consolidated Historical Financial Data,” “Capitalization” and “Unaudited Pro Forma Consolidated Financial Data” is incorporated herein by reference.

Item 11.        Additional Information.

(a)           The information set forth in the Offering Memorandum in the section entitled “The Convertible Note Exchange Offer and the Consent Solicitation —Conditions to the Convertible Note Exchange Offer and the Consent Solicitation” is incorporated herein by reference.

(b)           Not applicable.

Item 12.        Exhibits.

The Exhibit Index appearing after the signature page hereto is incorporated herein by reference.

Item 13.        Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

By:	/s/ James M. Coughlin

Name:	James M. Coughlin
Title:	General Counsel

Date: May 6, 2009

Exhibit Index

Exhibit Number	Description
(a)(1)(i)*	Offering Memorandum and Consent Solicitation Statement, dated May 6, 2009.
(a)(1)(ii)*	Form of Third Supplemental Indenture
(a)(1)(iii)*	Form of Letter of Transmittal, dated May 6, 2009.
(a)(1)(iv)*	Form of Letter to Clients, dated May 6, 2009.
(a)(1)(v)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 6, 2009.
(a)(1)(vi)*	Form of Noteholder’s Instructions, dated May 6, 2009.
(a)(5)*	Press Release, dated May 6, 2009.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

* Filed herewith